SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
9/16/2010


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management LLC., Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
3,367,680

8. SHARED VOTING POWER
139,200

9. SOLE DISPOSITIVE POWER
3,506,880
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
3,506,880

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

11.66%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #5 to the schedule 13d filed February 19, 2010. Except as specifically set forth herein, the Schedule 13d remains unmodified.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the Form N-Q filed on November 23,2009 there were 30,080,350 shares of common stock outstanding as of 09/30/09 The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management LLC., Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 3,506,880 shares of ASG or 11.66% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) During the last 60 days the following  shares of ASG were bought or sold.

Sold:

Date	                Shares	        Price
08/09/10		(2,100)		3.7500
08/13/10		(6,400)		3.5600
08/16/10		(2,624)		3.5328
08/18/10		(8,300)		3.6213
08/19/10		(15,933)	3.5835
08/20/10		(14,950)	3.5212
08/23/10		(8,656)		3.5629
08/24/10		(69,190)	3.5028
08/25/10		(14,796)	3.4149
08/26/10		(3,175)		3.4376
08/31/10		(27,400)	3.4932
09/01/10		(9,549)		3.5584
09/02/10		(11,579)	3.5863
09/03/10		(5,200)		3.6100
09/07/10		(100)		3.6000
09/08/10		(2,900)		3.6028
09/09/10		(3,811)		3.6333
09/10/10		(5,025)		3.6408
09/13/10		(9,394)		3.7274
09/14/10		(26,470)	3.7179
09/15/10		(22,200)	3.7103
09/16/10		(34,546)	3.7345
09/17/10		(11,984)	3.7439


Bought:

Date	                Shares	        Price
07/23/10		3,000		3.6167
07/26/10		6,416		3.6400
07/27/10		4,173		3.6602
07/28/10		1,200		3.6100
0729/10			1,705		3.5900
07/30/10		19,428		3.5737
08/02/10		24,873		3.6434
08/03/10		4,900		3.6400




d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 09/20/2010

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos